Exhibit 99.1

GFL Environmental Inc. Announces 10% Increase to Quarterly Dividend

VAUGHAN, ON, April 3, 2025 – GFL Environmental Inc. (NYSE: GFL) (TSX: GFL) (“GFL” or the “Company”) today announced that the Board of Directors of the Company has declared a 10% increase to the regular quarterly cash dividend on the Company’s subordinate voting and multiple voting shares.

The regular quarterly cash dividend, which increases from US$0.014 per share to US$0.0154 per share, will be paid on April 30, 2025 to shareholders of record at the close of business on April 14, 2025. The Company has designated this dividend as an eligible dividend within the meaning of the Income Tax Act (Canada).

About GFL

GFL, headquartered in Vaughan, Ontario, is the fourth largest diversified environmental services company in North America, providing a comprehensive line of solid waste management services through its platform of facilities throughout Canada and in 18 U.S. states. Across its organization, GFL has a workforce of more than 15,000 employees.

Forward Looking Statements

This release includes certain “forward-looking statements”, which are not guarantees or assurances of future performance. Because forward-looking statements are related to the future, they are subject to inherent uncertainties, risks and changes in circumstances that may differ materially from those contemplated by the forward-looking statements. GFL undertakes no obligation to publicly update any forward-looking statement, except as required by applicable securities laws. The declaration, timing, amount and payment of any future dividends remains at the discretion of GFL’s Board of Directors.

For more information:

Patrick Dovigi

+1 905-326-0101

pdovigi@gflenv.com